Exhibit 99.2

Bayer Aktiengesellschaft: Bayer and Monsanto to Create a Global Leader in Agriculture

Bayer Aktiengesellschaft  / Key word(s): Mergers & Acquisitions

14.09.2016 13:17

Disclosure of an inside information according to Article 17 MAR, transmitted by DGAP - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement.

Leverkusen, September 14, 2016

Bayer and Monsanto today announced that they signed a definitive merger agreement under which Bayer will acquire Monsanto for USD 128 per share in an all-cash transaction. Monsanto’s Board of Directors, Bayer’s Board of Management and Bayer’s Supervisory Board have unanimously approved the agreement. Based on Monsanto’s closing share price on May 9, 2016, the day before Bayer’s first written proposal to Monsanto, the offer represents a premium of 44 percent to that price.

Pro forma sales of the combined business amounted to EUR 23 billion in calendar year 2015. The combined company will be well positioned to participate in the agricultural industry with significant long-term growth potential. Beyond the attractive long term value creation potential of the combination, Bayer expects the transaction to provide its shareholders with accretion to core EPS (earnings per share) in the first full year after closing and a double-digit percentage accretion in the third full year. Bayer has confirmed sales and cost synergies assumptions in due diligence and expects annual EBITDA contributions from total synergies of approximately USD 1.5 billion after year three, plus additional synergies from integrated solutions in future years.

Bayer intends to finance the transaction with a combination of debt and equity. The equity component of approximately USD 19 billion is expected to be raised through an issuance of mandatory convertible bonds and through a rights issue with subscription rights. Bridge financing for USD 57 billion is committed by BofA Merrill Lynch, Credit Suisse, Goldman Sachs, HSBC and JP Morgan. Bayer targets an investment grade credit rating post-closing and is committed to the single “A” credit rating category over the long-term.

The acquisition is subject to customary closing conditions, including Monsanto shareholder approval of the merger agreement and receipt of required regulatory approvals expected by the end of 2017. The companies will work diligently with regulators to ensure a successful closing. In addition, Bayer has committed to a USD 2 billion reverse antitrust break fee, reaffirming its confidence that it will obtain the necessary regulatory approvals.

Contact:

Mr. Peter Dahlhoff, Bayer AG, Investor Relations, Phone: +49-214-30-33022, e-mail: peter.dahlhoff@bayer.com, Fax: 0214-30-96-33022

Information and Explanation of the Issuer to this News:

Cautionary Statements Regarding Forward-Looking Information Certain statements contained in this communication may constitute ‘forward-looking statements.’ Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include the following: the risk that Monsanto Company’s (‘Monsanto’) stockholders do not approve the transaction; uncertainties as to the timing of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Monsanto’s operations into those of Bayer Aktiengesellschaft (‘Bayer’); such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees at Monsanto; risks associated with the disruption of management’s attention from ongoing business operations due to the transaction; the conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the impact of indebtedness incurred by Bayer in connection with the transaction and the potential impact on the rating of indebtedness of Bayer; the effects of the business combination of Bayer and Monsanto, including the combined company’s future financial condition, operating results, strategy and plans; other factors detailed in Monsanto’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the ‘SEC’) for the fiscal year ended August 31, 2015 and Monsanto’s other filings with the SEC, which are available at http://www.sec.gov and on Monsanto’s website at www.monsanto.com; and other factors discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com.  Bayer and Monsanto assume no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication relates to the proposed merger transaction involving Monsanto and Bayer.  In connection with the proposed merger, Monsanto and Bayer intend to file relevant materials with the SEC, including Monsanto’s proxy statement on Schedule 14A (the ‘Proxy Statement’).  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, and is not a substitute for the Proxy Statement or any other document that

Monsanto may file with the SEC or send to its stockholders in connection with the proposed merger.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, http://www.sec.gov, and Monsanto’s website, www.monsanto.com, and Monsanto stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Monsanto.  In addition, the documents (when available) may be obtained free of charge by directing a request to Corporate Secretary, Monsanto Company, 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, or by calling (314) 694-8148.

Participants in Solicitation

Monsanto, Bayer and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Monsanto common stock in respect of the proposed transaction. Information about the directors and executive officers of Monsanto is set forth in the proxy statement for Monsanto’s 2016 annual meeting of stockholders, which was filed with the SEC on December 10, 2015, and in Monsanto’s Annual Report on Form 10-K for the fiscal year ended August 31, 2015, which was filed with the SEC on October 29, 2015.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available.